13012884

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2013 Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACIFIC POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella, Suite 275
(No. and Street)

Anaheim California 92806-6047
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerome V. Duhovic 714 712-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 Mission Viejo, California 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jerome V. Duhovic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Point Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman, CEO

Title

Notary Public

RENEE ROSE WHITE
Commission # 1882257
Notary Public - California
Orange County
My Comm. Expires Mar 11, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC POINT SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2012

LaVine
& Associates
Certified Public Accountants, Inc.

PACIFIC POINT SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2012

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Pacific Point Securities, LLC
Anaheim, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Point Securities, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made my management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Point Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 21, 2013

PACIFIC POINT SECURITIES, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

ASSETS	
Cash	$ 26,784
TOTAL ASSETS	$ 26,784

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Income taxes payable	$ -
Accrued expenses and other liabilities	-
TOTAL LIABILITIES	-
COMMITMENTS AND CONTINGENCIES - Note 3	
MEMBERS' EQUITY	26,784
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 26,784

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2012

REVENUES AND SERVICES		
Commission and Services income	$	5,123
TOTAL REVENUES		5,123
EXPENSES		
Professional fees		5,900
Licensing and other fees		11,648
Rent		6,000
Other operating expenses		3,998
TOTAL EXPENSES		27,546
LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES		(22,423)
PROVISION FOR INCOME TAXES - Note 1		
Current		800
TOTAL PROVISION FOR INCOME TAXES		800
NET LOSS	$	(23,223)

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Balance - December 31, 2011	$	50,027
Net Loss		(23,243)
Balance - December 31, 2012	$	26,784

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(23,243)
Changes in assets and liabilities:		
Decrease in other assets		-
Decrease in other liabilities		-
Net cash provided by operating activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		-
Net cash provided by financing activities		-
Net decrease in cash		(23,243)
CASH BALANCE - beginning		50,027
CASH BALANCE - ending	$	26,784
Supplemental disclosure of cash flow information:		
Interest paid		-
Income taxes paid	$	800

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2012

THE COMPANY

Pacific Point Securities, LLC, "the Company", is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. The Company's home office is located in Anaheim, California.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and the cash basis method for income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Income taxes - A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a current income tax provision.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2012, the Company had net capital of $26,784 which was $21,784 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an administrative services agreement with an affiliate to provide the Company with accounting and other administrative services. The terms of this agreement call for a monthly service fee of $500 to be paid. For the year ended December 31, 2012, $6,000 has been recorded in connection with this agreement.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2013, the date which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the company as of that date.

PACIFIC POINT SECURITIES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
For the Year Ended December 31, 2012

COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Members' equity (from balance sheet)	$	26,784
Deductions:		
Other assets		-
Net Capital	$	26,784
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$	5,000
Minimum net capital (6-2/3 % of aggregate indebtedness)	$	-
Excess net capital	$	21,784
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	21,784
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$	-
Ratio of aggregate indebtedness to net capital		0.000

RECONCILIATION
The following is a reconciliation as of December 31, 2012 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Net Capital - Company's computation	$	26,784
Reconciling items:		
None		-
Net Capital	$	26,784

The accompanying notes are an integral part of the financial statements.

PACIFIC POINT SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2012

A computation of reserve requirement is not applicable to Pacific Point Securities, LLC as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

Schedule III

PACIFIC POINT SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2012

Information relating to possession or control requirements is not applicable to Pacific Point Securities, LLC as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of the financial statements.

LaVine & Associates
Certified Public Accountants, Inc.

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Pacific Point Securities, LLC
Anaheim, California

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Point Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 21, 2013